QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.39

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F/A of our auditors' report on the restated Reconciliation with United States Generally Accepted Accounting Principles—Item 18 dated March 27, 2008, except for notes 1 and 3 through 12, which are as of March 3, 2009, which is contained in or incorporated by reference in this annual report on Form 40-F/A of the Company for the fiscal year ended December 31, 2007.

We also consent to the incorporation by reference of the above reports in the registration statement (No. 333-142127) on Form S-8.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 3, 2009

QuickLinks

  Exhibit 99.39
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM